UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 7, 2013, Husky Energy Inc. issued a press release announcing the voting results from its 2013 Annual Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statement on Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date: May 8, 2013		& Secretary

Exhibit A

Husky Energy Reports Voting Results from Annual Meeting of Shareholders

Calgary, Alberta (May 7, 2013) – Husky Energy Inc. announced at its Annual Meeting of Shareholders held on May 7, 2013 the election of 15 nominees proposed for its Board of Directors and the appointment of the Corporation’s auditors as listed in its management information circular dated March 8, 2013.

The details of the vote are set out below. Following a resolution by ballot, KPMG LLP was appointed as auditors of the Corporation until the next Annual Meeting of Shareholders.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K. Li	792,451,744	93.28	57,048,721	6.72
Canning K.N. Fok	785,615,679	92.48	63,884,786	7.52
Stephen E. Bradley	824,316,511	97.04	25,183,954	2.96
Asim Ghosh	821,979,082	96.76	27,521,383	3.24
Martin J.G. Glynn	823,699,115	96.96	25,801,350	3.04
Poh Chan Koh	821,086,349	96.66	28,414,116	3.34
Eva L. Kwok	823,562,304	96.95	25,938,161	3.05
Stanley T.L. Kwok	822,077,834	96.81	27,122,631	3.19
Frederick S-H Ma	823,501,999	96.94	25,998,466	3.06
George C. Magnus	822,781,749	96.85	26,718,716	3.15
Neil D. McGee	820,972,128	96.64	28,528,337	3.36
Colin S. Russel	816,530,394	96.12	32,970,071	3.88
Wayne E. Shaw	822,539,926	96.83	26,960,539	3.17
William Shurniak	821,124,029	96.66	28,376,436	3.34
Frank J. Sixt	784,640,421	92.36	64,860,044	7.64

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602